EXHIBIT 99.1

DeFi Technologies Issues Year-End CEO Letter to Shareholders

TORONTO, Dec. 30, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), today issued a Year-End Letter to Shareholders from its Chief Executive Officer and Executive Chairman, Johan Wattenström.

Dear Shareholders,

As we close 2025, I want to anchor this letter around the core thesis that guides everything we do.

DeFi Technologies aims to be the global leading provider of asset management services and investment products worldwide with a scalable, vertically integrated platform of investment vehicles and capital markets infrastructure aimed at disrupting traditional, over-regulated, and inefficient markets for investments, primary, and secondary markets. The legacy system is captured by obsolete infrastructure, bloated with inefficient and expensive middlemen who impose misguided regulation, affecting investors and entrepreneurs alike.

We are building in both centralized and decentralized finance, positioning ourselves for the convergence of these paradigms over time. Many politicians and bureaucrats remain a destructive force, but they cannot stop the fast paced evolutionary pressure of free markets, which are shaping an objectively better path for payments, storage of value, and frictionless capital markets.

We plan to announce a series of internally incubated innovations across these fields, lowering costs, increasing value added and scalability, enabling unparalleled customer value.

We are focused on creating, protecting, and returning long term shareholder value, and we remain disciplined through market volatility as we build a world class company. Day to day price moves are noise. We are focused on the real signal: execution.

That is not rhetoric - it is a blueprint. And in 2025, we advanced that blueprint meaningfully across products, geography, institutional infrastructure, and balance sheet strength.

2025: Laying the Foundation for Scale

Valour reached 102 ETPs and built the most diversified regulated digital asset shelf globally

Valour's growth to more than 100 listed ETPs is not just a product milestone. It reflects a simple strategic goal: to give investors optionality and the choice to allocate to the world's top digital assets in a regulated, exchange-traded format, using the same brokerage and custody rails they already trust.

These are not only spot Bitcoin and Ether products. Our lineup spans many of the most important networks and themes shaping digital assets, giving investors a way to express views across the sector without wallets, without private keys, and without unregulated venues. Valour now offers the most diverse regulated digital asset ETP lineups globally, and that breadth is a durable competitive advantage.

Just as important, we operate this platform with a level of capital efficiency that we believe is unmatched. We do not simply list products and collect a management fee. We have monetized the entire issuance stack end to end:

•	Innovation and product structuring
•	Listing and distribution into regulated markets
•	Trading the inflows and outflows of our products
•	Market making and liquidity provisioning
•	Staking and yield generation on underlying assets, where applicable, utilizing our own tech stack and infrastructure

This is the difference between being a wrapper and being a platform. When you monetize across issuance, trading, liquidity, and yield, you create multiple revenue streams from the same underlying growth engine. That is why we believe we are building one of the most capital-efficient asset management businesses in the world.

Geographic expansion moved from "potential" to "operating reality"

We have been building DeFi Technologies to be global, not local. In 2025, we validated that direction with meaningful progress across key markets and listings.

We advanced our footprint through:

•	London Stock Exchange
•	SIX Swiss Exchange
•	B3 - Brazil Stock Exchange, including listings that established a strategic beachhead in LATAM

Brazil matters because it is not just another listing. It is a proof point that we can bring our platform into new regulatory environments, connect to local market infrastructure, and build distribution pathways beyond our historical base.

Looking forward, we expect additional locations and distribution channels to come online in 2026, with particular focus on expanding our presence across Europe and LATAM, and bringing new regions into the platform, including Africa and the Middle East, as we build the rails, partnerships, and market access needed to scale.

Stillman Digital continued to strengthen the institutional layer of our platform

While Valour is the distribution engine for investment products, Stillman Digital is a critical part of the institutional stack that allows DeFi Technologies to monetize flows, deepen liquidity, and build durable relationships with sophisticated counterparties.

In 2025, Stillman continued to scale its institutional execution capabilities and broaden its footprint. That matters because institutional activity is not only about trading. It is about infrastructure:

•	Execution quality and reliability
•	Liquidity access and block workflows
•	Market intelligence and feedback loops that inform product design and distribution
•	Connectivity that expands what we can offer beyond a single wrapper

This is vertical integration in action. Not just issuing products, but strengthening the plumbing that makes those products more competitive and more scalable.

We are advancing second-generation products built for larger pools of capital

We are proud of what we have built with ETPs, but we are equally focused on what comes next.

The next phase involves second-generation products that are more institutionally compatible and better suited to large allocators and stricter mandates, which will accelerate Valour's AUM growth and, in return, our core revenues. Besides significantly broadening our distribution, our next-generation products are designed to add more value through active strategies and engineered portfolios. This includes:

•	UCITS style fund structures
•	Actively managed certificates and exchange traded notes
•	Tokenization to serve the native crypto community
•	Hedge fund structure to serve institutions and fund of funds
•	Additional institutionally focused vehicles designed to broaden distribution and increase the durability of AUM

This evolution is not a departure from our strategy; it is the strategy. If we believe in convergence, then we must build the wrappers and rails that allow capital to move between paradigms safely, efficiently, and at scale.

We strengthened the balance sheet to increase the momentum of execution, broaden our bandwidth, and be able to facilitate larger trades and potential acquisitions

2025 also strengthened our ability to act, not react.

We raised $100 million in a capital raise that materially improved our strategic flexibility. We also ended Q3 2025 with $165.7 million in cash, cash equivalents, and digital asset treasury assets, plus $44 million in venture investments, and no debt.

That balance sheet strength is not there for comfort. It is there for compounding.

As outlined in our investor communications, we intend to deploy capital in ways that reinforce the platform:

•	Optimizing treasury and liquidity deployment
•	Supporting DeFi Alpha and market making activities, where they improve product competitiveness and monetization
•	Seeding and scaling products and vehicles where capital unlocks institutional flows
•	Funding expansion into new regions and distribution channels
•	Pursuing selective strategic opportunities that deepen vertical integration or accelerate capability

In short, we aim to earn high returns on liquidity by putting it to work across the system, not leaving it idle.

The Valuation Gap and Our Focus Going Forward

It is worth stepping back and acknowledging what many shareholders, and we as management, have been saying plainly.

We are building in a nascent industry that is volatile and evolving rapidly. Over the course of the year, we made deliberate pivots in response to shifting market conditions, regulatory developments, and broader macro factors. Many market participants and analysts expected a more supportive backdrop for Bitcoin and the broader crypto market in 2025, and we shared that view.

Even with that context, the current market valuation implies a level of skepticism that we believe is disconnected from the profitability, balance sheet strength, and platform we have built. Put simply, the market is not assigning a fair market value to our core operating assets that are generating real revenue and earnings power.

Based on current inputs as of December 29, 2025: Market cap is approximately $285.8 million. (Nasdaq.com)

•	Less $165.7 million of cash, cash equivalent and digital asset treasury as of September 30, 2025
•	Less $44.0 million of private venture investments at fair value as of September 30, 2025.
•	The implied value for the core operating units, including Valour, Stillman, and Reflexivity, is approximately $76.1 million

Against approximately $80 million in revenue and $39 million in operating income through the first three quarters, and no debt, that implied operating value does not reflect what we believe has been built.

As Benchmark analyst Mark Palmer put it:

"The market is effectively pricing the company as if it were a distressed asset rather than a profitable, capital rich, structurally advantaged gateway to digital assets."

We hear that. And we agree the disconnect is real.

Markets can stay mispriced longer than anyone would like, especially in a sector where narratives can shift quickly and where many participants still do not fully understand how a vertically integrated digital asset platform monetizes across multiple layers.

Our response is not to argue with the market. Our response is to keep executing, provide clearer visibility into what gives us our edge, and earn trust through consistent delivery.

In 2026, we will work tirelessly to close the gap between what we are building and what the market is pricing by:

•	Continuing to scale AUM and monetization with discipline
•	Expanding geographically so our distribution is broader and less concentrated
•	Accelerating second-generation institutional product rollout
•	Deepening institutional execution and infrastructure through Stillman
•	Maintaining transparency and credibility through consistent communication and measurable delivery
•	Productifying Our Technology: Valour Custody and Market Infrastructure
•	Launch "Valour Custody" as a standalone business line
Make our internal custody platform available externally for retail and institutional clients, and as the back end infrastructure for third party wallets and financial services.
•	Expand into decentralized market services Roll out new market infrastructure offerings, including dark pool style execution venues, as an extension of our broader platform.
•	Why this matters These initiatives deepen vertical integration, reduce reliance on legacy intermediaries, and create a new revenue stream by monetizing our technology stack.

Trust and credibility are earned through performance and execution, not words. We intend to earn it back the only way that matters: by building a world class company and compounding shareholder value.

2026: The Next Phase of Growth

We remain an early-stage growth company, and that is exactly why the opportunity is compelling.

Multiple, Reinforcing Paths to Growth

•	Product expansion and AUM growth through Valour Broaden regulated access to the world's leading digital assets, expand distribution, and scale AUM across an increasingly diversified ETP lineup.
•	Institutional execution and infrastructure expansion through Stillman Digital
Deepen institutional client coverage, expand execution capabilities, and strengthen market structure and liquidity infrastructure.
•	Research and analytics expansion through Reflexivity Scale research, data, and market intelligence that supports product development, distribution, and institutional engagement.
•	Capital markets and treasury monetization through DeFi Alpha and disciplined liquidity deployment
Put capital to work across treasury and trading strategies with a focus on risk management, liquidity efficiency, and durable returns.
•	Product and service innovation and expansion
Productify our internal capabilities into external offerings, including custody and broader market infrastructure services, to create new revenue lines beyond management, trading and staking fees.
•	Strategic acquisitions and investments Pursue selective M&A and venture investments that expand capability, accelerate distribution, deepen vertical integration, or add complementary revenue streams.
•	New region expansion as additional markets come online
Expand footprint and distribution across Europe, LATAM, Africa, and the Middle East, using a repeatable market entry playbook to bring new regions onto the platform.

Our mission remains clear. We will continue to incubate innovations that lower costs, increase value added, and improve scalability. We will keep building for the convergence of traditional capital markets and decentralized finance, and we will not be distracted by short term volatility. The rest is noise. Focus on the signal.

To our shareholders, thank you for your patience, support, and conviction. We do not take your trust for granted, and we are committed to earning it every day through execution. To our partners, thank you for building with us and for expanding what our platform can deliver. And to our team, thank you for the relentless work behind the scenes. This progress is the result of your discipline, creativity, and persistence.

I look forward to sharing more details in the coming weeks.

Sincerely,
Johan Wattenström
Chief Executive Officer and Chairman
DeFi Technologies Inc.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development of second generation products; geographic expansion of the Company and its products; anticipated use of capital;  development and launch of new business lines; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press: KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 30-DEC-25